
The Wilderness Road
A film about one of the bloodiest and most incredible times in American history.



The Story

Before pioneers settled across the Mississippi river, before the West was wild as we see it in Westerns, there was another frontier filled with outlaws and lawmen, a war for right and wrong that happened almost a hundred years before Wyatt Earp or Wild Bill Hickock.

Our film tells that incredible story, never made into a feature film. The tale of Samuel Mason, a revolunationary war hero turned bandit. The tale of the Harpe Brothers, American's first serial killers. The tale of crime and justice that made our country what it is today.



A Band of Outlaws... Or Independent Filmmakers

Our team consists of experienced storytellers behind the camera, living history performers, skilled horse riders, technical advisors, and an ensemble cast of the best actors in the Southeastern United States. Here are just a few of the team who will bring our movie to life:

Travis Mills - Director, Producer - Made over 15 Feature Films since 2010

Mario Mattei - Director of Photography - Credits include Netflix documentary The Gentleman Driver

Damon Burks - Executive Producer - Community Leader in Mississippi Film Industry

Creek Wilson - Lead Actor - Credits from Ma to Red Dead Redemption

John Spain - Historical Consultant - Notable of Living Historian in the Southeast

Our cast and crew grows every week as we approach production in the Fall of 2020.

The Western: A Profitable Genre

Of all the movies we have made over the last ten years, the most successful has been without a doubt our 2017 Western **Blood Country**. It not only exceeded our expectations, recouping and earning a profit for investors but it also opened our eyes to the incredible potential of the Western genre in today's marketplace. From a limited theatrical tour, DVD sales, and Amazon streaming revenue, **Blood Country** continues to earn a profit every quarter.

Here are three reasons to make more Westerns right now:

-Unlike horror films, the Western is not over-saturated with hundreds of titles. Each new Western stands out!

-An enormous appepite from a niche audience who need new content.

-Mainstream Western films (The Magnificent Seven, etc.) draw attention to independent films on streaming platforms and search engines, leading to great exposure.

Any and all projections are not guaranteed.